Exhibit 99.1

Genetron Health Reports Unaudited Fourth Quarter and Full Year 2020 Financial Results, and Provides 2021 Revenue Guidance

BEIJING, China, March 25, 2021 — Genetron Holdings Limited (“Genetron Health” or the “Company”, NASDAQ:GTH), a leading precision oncology platform company in China that specializes in offering molecular profiling tests, early cancer screening products and companion diagnostics development, today announced unaudited preliminary financial results for the fourth quarter and full year ended December 31, 2020.

2020 Financial Highlights

•

Recorded total revenue of RMB133.9 million (US$20.5 million) for the fourth quarter of 2020 and RMB424.5 million (US$65.1 million) for the full year 2020, representing 30.1% and 31.3% increases over the same period of 2019, respectively.

•

HCCscreenTM, our most advanced liquid-biopsy early screening product for hepatocellular carcinoma, is currently commercialized as LDT in China. LDT revenue derived from HCCscreenTM sales, as well as IVD revenue largely driven by the sales of S5 instrument and 8-gene Lung Cancer Assay (Tissue), grew significantly in 2020.

•	Gross margin improved to 62.8% for the fourth quarter 2020 and 61.3% for the full year 2020, compared to 44.5% and 44.8% in the same period of 2019, respectively.

•	Operating loss narrowed to RMB268.4 million (US$41.1 million) for 2020, from RMB306.9 million in 2019.

•	Non-IFRS loss(1) improved to RMB215.7 million (US$33.1 million) in 2020, compared to RMB280.2 million in 2019.

2020 Business and Recent Highlights

•	Successfully raised US$256 million gross proceeds from IPO on Nasdaq.

•	Early detection - HCCscreenTM:

•

Genetron Health announced new data on 1,615 patients from its HCCscreenTM prospective cohort study (the “HIT” study). The assay demonstrated 88% sensitivity and 93% specificity, compared to 71% and 95%, respectively, for ultrasound plus AFP combined. HCCscreen TM also achieved 40.9% PPV and 99.3% NPV (detailed press release here).

•	Exclusive strategic partnership with Chia Tai Tianqing Pharmaceutical Group, a subsidiary of Sino Biopharmaceutical Limited (HKEX: 1177), targeting the hospital market in China.

•	Selected by the National Cancer Center in China and the Wuxi municipal government for a public health initiative, composing of 150,000 tests over three years.

•	Received Breakthrough Device Designation by the U.S. FDA.

•	Joined national R&D project led by the Ministry of Science and Technology in China on lung and digestive cancer early screening.

•	Obtained NMPA approval on 8-gene Lung Cancer Assay (Tissue), which together with Genetron S5, form a highly efficient in-hospital NGS solution with a two-day turnaround time.

•	Entered into an exclusive global licensing agreement with ImmuQuad Biotechnologies to develop and commercialize minimal residual disease (MRD) assays in hematologic cancer.

•

Dr. Yun-fu Hu, formerly deputy director of the U.S. FDA’s Center for Devices and Radiological Health (CDRH) division, joined Genetron Health as Chief Medical Officer. Dr. Hu is tasked to lead the Company’s product development, IVD registration, regulatory affairs, and biopharma business.

Note:

(1)	Non-IFRS loss for the period is defined as loss for the period excluding share-based compensation expenses, fair value change and other loss of financial instruments with preferred rights.

“In 2020, despite the challenges caused by the global pandemic, we completed a successful IPO and made significant commercial and clinical progress across all of our business lines. We delivered robust revenue growth with 31.3% year-over-year increase, and we are particularly pleased with the commercial uptakes of HCCscreenTM and our IVD products. Compared to a year ago, our gross margin expanded to 61.3% from 44.8%, and we also markedly improved our SG&A operational efficiencies,” remarked Mr. Sizhen Wang, co-founder and CEO of Genetron Health. “We announced new HCCscreenTM data from our prospective cohort study, which showed overall better sensitivity data, and comparable specificity data versus the standard-of-care. We are encouraged by the further validation of this leading liquid-biopsy early detection assay, and will move forward to initiate an NMPA registrational study in the second quarter of this year.”

“In 2021, based on the current environment and providing no further major COVID-19-related disruptions in our key markets, we are forecasting our sales to grow around 45% to 47% to reach RMB615 million to RMB625 million. On the pipeline front, we plan to provide case-control early screening data for colorectal cancer this year. Thanks to our Mutation CapsuleTM early screening technology, we are advancing well on our plans to expand our single-cancer assay to become a multi-cancer product. We also continue to make progress on our MRD projects in liver and colorectal cancers. Overall, Genetron Health is well-positioned to capture market share in the fast-growing precision oncology sector, and we are excited about our growth prospects. More importantly, we remain highly committed to developing innovative products that would benefit cancer patients and save more lives,” concluded Mr. Wang.

Fourth Quarter 2020 Unaudited Preliminary Financial Results

Total revenue for the fourth quarter 2020 increased by 30.1% to RMB133.9 million (US$20.5 million) from RMB102.9 million in the same period of 2019.

Diagnosis and monitoring revenue increased by 44.0% to RMB123.5 million (US$18.9 million) in the fourth quarter 2020 from RMB85.8 million in the same period of 2019. The increase was driven by the growth in the revenues generated from both the provision of LDT services, particularly in early screening, and the sale of IVD products.

•

Revenue generated from the provision of LDT services increased by 48.5% to RMB96.9 million (US$14.9 million) during the fourth quarter 2020 from RMB65.3 million in the same period of 2019. In the fourth quarter, sales of LDT services included sales of our early screening test, HCCscreenTM, which contributed to growing portion of total LDT revenue. LDT diagnostic tests sold in the fourth quarter 2020 totaled approximately 5,340 units, representing a decrease of 16% compared to the number of LDT diagnostic tests sold in the same period of 2019, primarily due to the resurgence of COVID-19 in our key sales territories in the fourth quarter. However, the average selling price increased compared to the same period in 2019, attributable to a shift to higher value products such as Onco PanScan™, and better pricing management.

•

Revenue generated from sale of IVD products increased by 29.5% to RMB26.5 million (US$4.1 million) in the fourth quarter 2020 from RMB20.5 million in the fourth quarter 2019. The increase was mainly driven by the increase in the number of assays and sequencing platforms sold in the fourth quarter 2020.

Contracted in-hospital partners

(as of the end of the period indicated)

	2019	1Q20	2Q20	3Q20	4Q20
IVD In-hospital partners	13	13	18	20	22

	2019	1Q20	2Q20	3Q20	4Q20
Total in-hospital partners(1)	25	26	35	38	40

Note:
(1)	The number of total in-hospital partners include both sales of LDT services and IVD products.

Revenue generated from development services decreased by 39.0% to RMB10.5 million (US$1.6 million) in the fourth quarter 2020, from RMB17.2 million in the same period of 2019. The change mainly resulted from the decrease in sequencing services, reflecting the continued adjustment of the Company’s business strategy towards biopharmaceutical services. Biopharmaceutical revenue increased in the fourth quarter of 2020 compared to the same period of 2019.

Despite higher revenue, cost of revenue decreased by 12.8% to RMB49.8 million (US$7.6 million) for the three months ended December 31, 2020, compared to RMB57.1 million in the same period of 2019. These decreases were primarily due to economies of scale and lower cost of certain reagents.

Gross profit increased by 83.6% to RMB84.1 million (US$12.9 million) in the fourth quarter 2020 from RMB45.8 million in the same period of 2019. Gross margin increased to 62.8% for the fourth quarter of 2020, compared to 44.5% in the same period of 2019.

Operating expenses increased by 32.5% to RMB173.0 million (US$26.5 million) for the three months ended December 31, 2020, from RMB130.6 million in the same period of 2019.

Selling expenses increased by 4.3% to RMB72.0 million (US$11.0 million) in the fourth quarter 2020 from RMB69.0 million in the same period of 2019. Selling expenses as a percentage of revenues decreased to 53.7% in the fourth quarter 2020 from 67.0% in the same period of 2019. The decrease was primarily due to better scale and different revenue mix.

Administrative expenses increased by 54.5% to RMB 44.3 million (US$6.8 million) in the fourth quarter 2020 from RMB28.7 million in the same period of 2019. Administrative expenses as a percentage of revenues increased to 33.1% in the fourth quarter 2020 from 27.9% in the fourth quarter 2019. The increases were mainly due to more headcount and share-based compensation, as well as higher professional fees.

Research and development expenses increased by 63.7% to RMB53.0 million (US$8.1 million) in the fourth quarter 2020 from RMB32.4 million in the same period of 2019. Research and development expenses as a percentage of revenues increased to 39.5% in the fourth quarter of 2020 from 31.4% in the same period of 2019. The increases were driven by continued innovation efforts including product development, clinical trial activities, as well as higher headcount and share-based compensation.

As a result of the above, operating loss was RMB88.9 million (US$13.6 million) for the three months ended December 31, 2020, compared to RMB84.8 million for the three months ended December 31, 2019.

Finance income increased to RMB15.6 million (US$2.4 million) in the fourth quarter 2020 from finance costs of RMB6.1 million in the same period of 2019. The increase was driven by the foreign currency exchange gain.

Loss for the period was RMB73.2 million (US$11.2 million) for the three months ended December 31, 2020, compared to RMB134.8 million for the three months ended December 31, 2019.

Non-IFRS loss for the period, defined as loss for the period excluding share-based compensation expenses, fair value change and other loss of financial instruments with preferred rights, was RMB 62.5 million (US$9.6 million) for the three months ended December 31, 2020, compared to RMB86.4 million for the three months ended December 31, 2019. Please refer to the section in this press release titled “Non-IFRS Financial Measures” for details.

Basic loss per ordinary share was RMB0.16 (US$0.02) for the fourth quarter of 2020, compared with a basic loss per ordinary share of RMB1.06 for the same period of 2019. Excluding share-based compensation expenses, fair value change of financial instruments with preferred rights and other loss of financial instruments with preferred rights, non-IFRS basic loss per ordinary share was RMB0.14 (US$0.02) for the fourth quarter of 2020, compared with non-IFRS basic loss per ordinary share of RMB0.68 for the same period of 2019. Diluted loss per ordinary share is equivalent to basic loss per ordinary share. Each ADS represents of five ordinary shares, par value US$0.00002 per share. Please refer to the section in this press release titled “Non-IFRS Financial Measures” for details.

Full Year 2020 Financial Results

Total revenue for the full year 2020 increased by 31.3% to RMB424.5 million (US$65.1 million) from RMB323.4 million in 2019.

Diagnosis and monitoring revenue increased by 43.1% to RMB385.7 million (US$59.1 million) in 2020 from RMB269.5 million in 2019. The increase was driven by the growth in the revenues generated from both the provision of LDT services and the sale of IVD products.

•

Revenue generated from the provision of LDT services increased by 24.4% to RMB291.7 million (US$44.7 million) during 2020 from RMB234.6 million in 2019. LDT diagnostic tests sold in 2020 totaled approximately 21,900 units, representing a decrease of 4.1% compared to the number of LDT diagnostic tests sold in 2019, primarily due to the impact of COVID throughout the year. However, the average selling price increased compared to the same period in 2019, attributable to a shift to higher value products such as Onco PanScan™, and better pricing management. In 2020, sales of LDT services included sales of our early screening test, HCCscreenTM, in the form of LDT services.

•

Revenue generated from sale of IVD products increased by 169.2% to RMB94.0 million (US$14.4 million) in 2020 from RMB34.9 million in 2019. The increase was mainly driven by the increase in the number of assays and sequencing platforms sold in 2020, notably the Genetron S5 instrument and 8-gene Lung Cancer Assay (Tissue).

Revenue generated from development services decreased by 28.1% to RMB38.8 million (US$5.9 million) in 2020, from RMB53.9 million in 2019. The change mainly resulted from the decrease in sequencing services, reflecting the continued adjustment of the Company’s business strategy towards biopharmaceutical services. Biopharmaceutical revenue increased in 2020 compared to 2019.

Despite higher revenue, cost of revenue decreased by 7.9% to RMB164.3 million (US$25.2 million) for the twelve months ended December 31, 2020, compared to RMB178.4 million in 2019. These decreases were primarily due to economies of scale and reduced cost of certain reagents.

Gross profit increased by 79.5% to RMB260.2 million (US$39.9 million) in 2020 from RMB145.0 million in 2019. Gross margin increased to 61.3% for the full year 2020, compared to 44.8% in 2019. During 2020, gross margin improvements were seen across all major business lines, mainly attributable to improved scale, operational optimization, and better product mix.

Operating expenses increased by 17.0% to RMB528.6 million (US$81.0 million) in 2020 from RMB451.9 million in the same period of 2019.

Selling expenses decreased by 2.6% to RMB247.0 million (US$37.8 million) in 2020 from RMB253.6 million in 2019, primarily due to a stable number of sales and marketing personnel. Selling expenses as a percentage of revenues decreased to 58.2% in 2020 from 78.4% in 2019.

Administrative expenses increased by 7.8% to RMB126.3 million (US$19.4 million) in 2020 from RMB117.2 million in 2019, primarily due to an increase in headcount and professional fees. Administrative expenses as a percentage of revenues decreased to 29.8% in 2020 from 36.2% in 2019.

Research and development expenses increased by 62.5% to RMB149.0 million (US$22.8 million) in 2020 from RMB91.7 million in 2019. The increases were driven by continued innovation efforts inclusive of development of new products and technologies, clinical trial activities, higher headcount and share-based compensation. Research and development expenses as a percentage of revenues increased to 35.1% in 2020 from 28.4% in 2019.

As a result of the above, operating loss improved to RMB268.4 million (US$41.1 million) for 2020, from RMB306.9 million in 2019.

Finance income increased to RMB22.7 million (US$3.5 million) in 2020 from finance costs of RMB9.2 million in 2019. The increase was driven by the foreign currency exchange gain.

With the significant increase of valuation directly observable through the IPO offering price, the fair value loss of financial instruments with preferred rights recorded was significantly higher amounted to RMB2,823.4 million in 2020. Upon IPO, all preferred shares were converted to ordinary shares and there was no further impact after the consummation of the IPO.

Loss for the period was RMB3.1 billion (US$470.4 million) for 2020, compared to RMB676.0 million in 2019.

Non-IFRS loss for the period, defined as loss for the period excluding share-based compensation expenses, fair value change and other loss of financial instruments with preferred rights, was RMB215.7 million (US$33.1 million) for 2020, compared to RMB280.2 million in 2019. Please refer to the section in this press release titled “Non-IFRS Financial Measures” for details.

Basic loss per ordinary share was RMB10.18 (US$1.56) for 2020, compared with a basic loss per ordinary share of RMB5.41 for the same period of 2019. Excluding share-based compensation expenses, fair value change of financial instruments with preferred rights and other loss of financial instruments with preferred rights, non-IFRS basic loss per ordinary share was RMB0.72 (US$0.11) for 2020, compared with non-IFRS basic loss per ordinary share of RMB2.24 for the same period of 2019. Diluted loss per ordinary share is equivalent to basic loss per ordinary share. Each ADS represents of five ordinary shares, par value US$0.00002 per share. Please refer to the section in this press release titled “Non-IFRS Financial Measures” for details.

Cash, cash equivalents and financial assets at fair value were RMB1516.1 million (US$232.3 million) as of December 31, 2020.

2021 Financial Guidance

Based on the current environment and providing no further major COVID-19-related disruptions in our key markets, Genetron Health expects 2021 revenue to be around RMB615 million to RMB625 million, representing around 45%-47% growth over 2020.

Conference Call

A conference call and webcast to discuss the results will be held at 8:30 a.m. U.S. Eastern Time on March 25, 2021 (or at 8:30 pm Beijing Time on March 25, 2021). Interested parties may listen to the conference call by dialing numbers below:

United States:	+1-845-675-0437
China Domestic:	400-620-8038
Hong Kong:	+852-3018-6771
International:	+65-6713-5090
Conference ID:	5379298

Participants are encouraged to dial into the call at least 15 minutes in advance due to high call volumes.

The replay will be accessible through April 2, 2021, by dialing the following numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	5379298

A simultaneous webcast of the conference call will be available on the “News and Presentations” page of the Investors section of the Company’s website. A replay of the webcast will be available for 30 days following the event. For more information, please visit ir.genetronhealth.com.

Exchange Rate Information

All translations made in the financial statements or elsewhere in this press release made from RMB into United States dollars (“US$”) are solely for convenience and calculated at the rate of US$1.00=RMB6.525, representing the exchange rate as of December 31, 2020, set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate, on December 31, 2020.

Non-IFRS Financial Measures

The Company uses non-IFRS loss and non-IFRS loss per ordinary share for the year/period, which are non-IFRS financial measures, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that non-IFRS loss and non-IFRS loss per ordinary share help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its loss for the year/period. The Company believes that non-IFRS loss and non-IFRS loss per ordinary share for the year/period provide useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS loss and non-IFRS loss per ordinary share for the year/period should not be considered in isolation or construed as an alternative to operating profit, loss for the year/period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS loss and non-IFRS loss per ordinary share for the year/period and the reconciliation to its most directly comparable IFRS measures. Non-IFRS loss and non-IFRS loss per ordinary share for the year/period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS loss and non-IFRS loss per ordinary share for the year/period represent loss for the year/period excluding share-based compensation expenses, fair value change of financial instruments with preferred rights and other loss of financial instruments with preferred rights (if applicable).

Please see the “Unaudited Non-IFRS Financial Measures” included in this press release for a full reconciliation of non-IFRS loss for the year/period to loss for the year/period and non-IFRS loss per ordinary share for the year/period to loss per ordinary share for the year/period.

About Genetron Holdings Limited

Genetron Holdings Limited (“Genetron Health” or the “Company”) (Nasdaq:GTH) is a leading precision oncology platform company in China that specializes in cancer molecular profiling and harnesses advanced technologies in molecular biology and data science to transform cancer treatment. The Company has developed a comprehensive oncology portfolio that covers the entire spectrum of cancer management, addressing needs and challenges from early screening, diagnosis and treatment recommendations, as well as continuous disease monitoring and care. Genetron Health also partners with global biopharmaceutical companies and offers customized services and products. For more information, please visit ir.genetronhealth.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

US:

Hoki Luk

Head of Investor Relations

Email: hoki.luk@genetronhealth.com

Phone: +1 (408) 891-9255

David Deuchler, CFA

Managing Director | Gilmartin Group

ir@genetronhealth.com

Media Relations Contact

Yanrong Zhao

Genetron Health

yanrong.zhao@genetronhealth.com

Edmond Lococo

ICR

Edmond.Lococo@icrinc.com

Mobile: +86 138-1079-1408

genetron.pr@icrinc.com

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS

	For the three months ended			For the year ended
	December 31, 2019	December 31, 2020		December 31, 2019	December 31, 2020
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Revenue	102,940	133,944	20,528	323,425	424,485	65,055
Cost of revenue	(57,120)	(49,820)	(7,635)	(178,435)	(164,268)	(25,175)

Gross profit	45,820	84,124	12,893	144,990	260,217	39,880

Selling expenses	(69,009)	(71,959)	(11,028)	(253,558)	(246,959)	(37,848)
Administrative expenses	(28,698)	(44,349)	(6,797)	(117,169)	(126,318)	(19,359)
Research and development expenses	(32,361)	(52,969)	(8,118)	(91,697)	(148,999)	(22,835)
Net impairment losses on financial and contract assets	(1,997)	(12,746)	(1,953)	(2,733)	(14,843)	(2,275)
Other income/(loss) - net	1,484	9,039	1,385	13,297	8,526	1,307

Operating expenses	(130,581)	(172,984)	(26,511)	(451,860)	(528,593)	(81,010)

Operating loss	(84,761)	(88,860)	(13,618)	(306,870)	(268,376)	(41,130)

Finance income	2,045	17,268	2,646	2,483	28,330	4,341
Finance costs	(8,101)	(1,630)	(250)	(11,704)	(5,627)	(862)

Finance (costs)/income - net	(6,056)	15,638	2,396	(9,221)	22,703	3,479

Financial instruments with preferred rights
- loss on fair value changes	(17,439)	—	—	(333,401)	(2,823,370)	(432,700)
- other loss	(26,542)	—	—	(26,542)	—	—

Loss before income tax	(134,798)	(73,222)	(11,222)	(676,034)	(3,069,043)	(470,351)
Income tax expense	—	—	—	—	—	—

Loss for the period	(134,798)	(73,222)	(11,222)	(676,034)	(3,069,043)	(470,351)

Loss attributable to:
Owners of the Company	(134,798)	(73,222)	(11,222)	(676,034)	(3,069,043)	(470,351)

Loss per share	RMB	RMB	USD	RMB	RMB	USD
-Basic and diluted	(1.06)	(0.16)	(0.02)	(5.41)	(10.18)	(1.56)

Loss per ADS
-Basic and diluted		(0.80)	(0.12)		(50.92)	(7.80)

Shares used in loss per ordinary share computation:
-Basic and diluted	126,699,693	456,621,292	456,621,292	124,894,707	301,379,911	301,379,911
ADS used in loss per ADS computation:
-Basic and diluted		91,324,258	91,324,258		60,275,982	60,275,982

GENETRON HOLDINGS LIMITED

UNAUDITED NON-IFRS FINANCIAL MEASURE

	For the three months ended			For the year ended
	December 31, 2019	December 31, 2020		December 31, 2019	December 31, 2020
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Loss for the period	(134,798)	(73,222)	(11,222)	(676,034)	(3,069,043)	(470,351)
Adjustments:
Share-based compensation	4,390	10,729	1,644	35,884	29,951	4,590
Financial instruments with preferred rights
- loss on fair value changes	17,439	—	—	333,401	2,823,370	432,700
- other loss	26,542	—	—	26,542	—	—

Non-IFRS Loss	(86,427)	(62,493)	(9,578)	(280,207)	(215,722)	(33,061)

Attributable to:
Owners of the Company	(86,427)	(62,493)	(9,578)	(280,207)	(215,722)	(33,061)

Non-IFRS loss per share	RMB	RMB	USD	RMB	RMB	USD
-Basic and diluted	(0.68)	(0.14)	(0.02)	(2.24)	(0.72)	(0.11)

Non-IFRS loss per ADS (5 ordinary shares equal to 1 ADS)
-Basic and diluted		(0.68)	(0.10)		(3.58)	(0.55)

Shares used in non-IFRS loss per ordinary share computation:
-Basic and diluted	126,699,693	456,621,292	456,621,292	124,894,707	301,379,911	301,379,911
ADS used in non-IFRS loss per ADS computation:
-Basic and diluted		91,324,258	91,324,258		60,275,982	60,275,982

ENETRON HOLDINGS LIMITED

UNAUDITED REVENUE AND SEGMENT INFORMATION

	Diagnosis and monitoring	Diagnosis and monitoring	Development services	Total
	- provision of LDT services	- sale of IVD products
	RMB’000	RMB’000	RMB’000	RMB’000
Three months ended December 31, 2019
Revenue	65,284	20,481	17,175	102,940
Segment profit/(loss)	40,009	7,390	(1,579)	45,820

Three months ended December 31, 2020
Revenue	96,948	26,514	10,482	133,944
Segment profit	67,209	16,439	476	84,124

Year ended December 31, 2019
Revenue	234,569	34,915	53,941	323,425
Segment profit/(loss)	141,542	11,966	(8,518)	144,990

Year ended December 31, 2020
Revenue	291,702	93,982	38,801	424,485
Segment profit	198,170	60,266	1,781	260,217

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As at December 31, 2019	As at December 31, 2020
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	83,013	76,891	11,784
Right-of-use assets	43,182	59,706	9,150
Intangible assets	5,482	12,265	1,880
Financial assets at fair value through profit or loss	—	19,609	3,005
Prepayments	12,679	15,362	2,354

Total non-current assets	144,356	183,833	28,173

Current assets
Inventories	17,896	24,971	3,827
Contract assets	1,020	1,112	170
Other current assets	43,711	36,500	5,594
Trade receivables	83,757	164,592	25,225
Other receivables and prepayments	19,526	42,420	6,501
Amounts due from related parties	1,064	214	33
Financial assets at fair value through profit or loss	122,224	140,294	21,501
Derivative financial instruments	—	196	30
Cash and cash equivalents	139,954	1,375,766	210,845

Total current assets	429,152	1,786,065	273,726

Total assets	573,508	1,969,898	301,899

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As at December 31, 2019	As at December 31, 2020
	RMB’000	RMB’000	US$’000
LIABILITIES
Non-current liabilities
Financial instruments with preferred rights	2,106,334	—	—
Borrowings	3,643	5,493	842
Lease liabilities	29,124	43,016	6,592

Total non-current liabilities	2,139,101	48,509	7,434

Current liabilities
Trade payables	49,955	34,071	5,222
Contract liabilities	18,189	8,417	1,290
Other payables and accruals	109,683	111,164	17,036
Amounts due to related parties	34	24	4
Borrowings	19,514	58,583	8,978
Lease liabilities	15,363	16,585	2,542

Total current liabilities	212,738	228,844	35,072

Total liabilities	2,351,839	277,353	42,506

Net (liabilities)/assets	(1,778,331)	1,692,545	259,393

SHAREHOLDERS’ (DEFICIT)/EQUITY
(Deficit)/equity attributable to owners of the Company
Share capital	17	59	9
Share premium	—	6,657,562	1,020,316
Treasury shares	(3,578)	—	—
Other reserves	69,207	(24,701)	(3,786)
Accumulated losses	(1,843,977)	(4,940,375)	(757,146)

Total shareholders’ (deficit)/equity	(1,778,331)	1,692,545	259,393